Exhibit 99.4

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Management’s Discussion & Analysis

For the Year Ended December 31, 2016

Introduction

This Management Discussion and Analysis (“MD&A”) provides relevant information on the consolidated results of operations and financial condition of Cronos Group Inc. (formerly PharmaCan Capital Corp.) (the “Company”) for the year ended December 31, 2016. This MD&A should be read in conjunction with the audited consolidated financial statements for year ended December 31, 2016 in addition to the audited consolidated financial statements for the year ended December 31, 2015.

This discussion contains forward looking information that is qualified by reference to, and should be read in conjunction with the Caution Regarding Forward Looking Statements below.

This MD&A provides information that the management of the Company believes is important to assess and understand the results of operations and financial condition of the Company. Our objective is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the operating results, liquidity and financial position of the Company. All monetary amounts herein are expressed in Canadian dollars unless otherwise specified.

This MD&A is current as of April 30, 2017.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com.

Caution Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute “forward-looking” statements within the meaning of applicable securities legislation. Forward-looking statements are not historical facts and involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “Risk and Uncertainties”.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “continue”, “anticipates” or “does not anticipate”, or “believes” or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. While the Company considers its assumptions to be reasonable and appropriate based on the current information available, there is a risk that they may not be accurate.

All forward-looking information is provided as of the date of this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

Business of the Company

Company Overview

Cronos Group Inc. (formerly PharmaCan Capital Corp.) was incorporated under the Business Corporations Act (Ontario) on August 21, 2012 as 2339498 Ontario Inc., changed its name on October 18, 2012 to Searchtech Ventures Inc. and was classified as a Capital Pool Company as defined pursuant to Policy 2.4 of the TSX Venture Exchange. During the year ended December 31, 2014, the shareholders of Hortican Inc. (“Hortican”) completed a reverse takeover of PharmaCan Capital Corp. (formerly Searchtech Ventures Inc.). For purposes of accounting for the Transaction, Hortican is considered the acquirer, and thus, the consolidated financial statements are a continuation of the financial statements of Hortican. These consolidated financial statements include the accounts of Cronos Group Inc. (formerly PharmaCan Capital Corp.) and its wholly owned subsidiaries, Hortican Inc., In the Zone Produce Ltd. (“In the Zone”), and Peace Naturals Project Inc. (“Peace”). The Company began rebranding itself as Cronos Group Inc. on October 6, 2016. The Company finalized its name change to Cronos Group Inc. on February 27, 2017.

The Company’s business has grown into two segments. The first segment is the business of investing in companies either licensed, or actively seeking a license, to produce medical marijuana pursuant to the Access to Cannabis for Medical Purposes Regulations, (“ACMPR”), which replaced the Marihuana for Medical Purposes Regulations (“MMPR”). The second segment is the operation and continued development of entities which are already licensed under the ACMPR.

The Company has made investments in several companies that are either licensed or in the process of seeking a license (collectively including Peace and In The Zone, the “Investees”). In the case of the Investees that have not yet acquired a license or which have only acquired a license to cultivate, additional investment is conditional upon receipt of an ACMPR license being obtained, depending on timing of receipt.

Access to Cannabis for Medical Purposes Regulations

The ACMPR was developed in response to the February 2016 Federal Court of Canada decision in Allard v. Canada, which ruled that restricting individuals to obtaining marijuana only from licensed producers violated individual protected rights. The new regulations enable an individual to produce their own marijuana for personal use, or designate someone to produce it for them. The ACMPR adopt the concept, authorized activities, and application requirements for producer’s licenses under the MMPR. In addition, the ACMPR enables the production and sale of starting materials, including marijuana seeds and plants.

Health Canada estimates that within a decade, the medical marijuana marketplace will grow to at least 400,000 registered patients, generating annual sales of approximately $1.3 billion. As of April 30, 2017, forty-three producer’s licenses have been issued by Health Canada.

The Government of Canada has introduced Bill C-45, the Cannabis Act, providing for the legalization of recreational cannabis in Canada. The draft Cannabis Act does not amend or repeal the ACMPR. The Cannabis Act is draft legislation and there can be no assurance that it will be enacted in its current form or at all.

Investments

As at December 31, 2016, the Company has invested in and made loans to:

(a)         Whistler Medical Marijuana Corporation (“Whistler”) ($2,565,412 equity). Whistler is a corporation incorporated under the laws of British Columbia, and is a licensed producer and seller of medical marijuana with operations in Whistler, British Columbia.

(b)         The Peace Naturals Project Inc. (“Peace”) ($Nil equity). Peace is a corporation incorporated under the laws of Canada. Peace is a licensed producer and seller of medical cannabis, fresh marijuana, and cannabis oil with operations in Ontario. During the fourth quarter of 2015, the Company determined that it was unable to exercise significant influence over this investee. As a result, the investment was recorded at fair value. During the year ended December 31, 2016, the Company acquired all of the remaining outstanding shares of Peace, and accounts for the investment on a consolidated basis.

(c)          Vert/Green Medical Inc. (“Vert”) ($Nil equity and $Nil loan receivable). During the year ended December 31, 2016, Canopy Growth Corporation (“Canopy”) acquired all of the outstanding shares of Vert. In exchange for shares in Vert, Canopy offered former Vert shareholders shares of Canopy. As a result of this transaction, management reversed the prior impairment loss on the loan receivable from Vert, and collected the full amount of principal and interest owing. The proceeds on the derecognition of the Vert shares were equal to the fair value of the Canopy shares obtained ($258,104), with the resulting gain of $258,104 being recorded in the statement of operations.

(d)         Canopy Growth Corp. (“Canopy”) ($337,010 equity). Canopy is a corporation incorporated under the laws of Canada, and is the parent company of licensed producers and sellers of medical marijuana. Canopy’s common shares are listed on the TSX, under the trading symbol “WEED”. During 2016, Canopy acquired Vert, in which the Company had previous investment. As a result of this transaction, the Company acquired through Hortican, 36,872 shares of Canopy in exchange for the shares of Vert. The fair value of the Canopy shares at the date of the transaction was $258,104, which were then revalued to fair value at December 31, 2016, with the subsequent gain being recorded in other comprehensive income.

(e)          Evergreen Medicinal Supply Inc. (“Evergreen”) ($300,000 equity, and $308,833 loan receivable as of December 31, 2016). Evergreen is a corporation incorporated under the laws of British Columbia, with facility and operations in Victoria, British Columbia. The Company recorded an impairment loss on the full amount of this loan and investment in fiscal 2015 because management had assessed that it was not probable that Evergreen would obtain a Health Canada license or additional financing in the foreseeable future. During the year ended December 31, 2016, management re-assessed the recoverability of the loan and the investment, and reversed the prior impairment loss on the loan receivable and equity. Subsequent to year end, Evergreen was granted a cultivation license by Health Canada to produce medical marijuana at its facility in British Columbia. Also, subsequent to year end, the Company filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract.

(f)           AbCann Medicinals Inc. (“AbCann”) ($3,073,172 equity and $1,004,574 in warrants). AbCann is a privately-held corporation incorporated under the laws of Ontario which has obtained a license for cultivation and sale of medical cannabis from Health Canada. During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The gain of $75,000 related to the bonus shares was recorded in profit-and-loss. During the year, the Company also received bonus warrants pursuant to the original agreement, for $Nil consideration. The gain of $24,000 related to the bonus warrants was recorded in profit-and-loss, in addition to the recognition of previously deferred gain on share warrants.

(g)          CannMart Inc. (“CannMart”) ($25,000 deposit on investment). CannMart is a privately-held corporation incorporated under the laws of Ontario. CannMart has applied for a license to distribute medical cannabis from its facility in Ontario. The Company recorded an impairment loss on the full amount of this deposit in fiscal 2015 because management had assessed that it was not probable that this investee would obtain a Health Canada license or additional financing in the foreseeable future. Subsequent to year end, the Company has entered into a mutual termination agreement with CannMart and will recover the original deposit on investment of $25,000.

(h)         The Hydropothecary Corporation (“Hydropothecary”) ($412,502 equity). Hydropothecary is a privately-held corporation incorporated under the laws of Canada which has obtained licenses for the cultivation and sale of medical cannabis and the production and sale of fresh marijuana and cannabis oil from Health Canada. During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The gain of $25,000 related to the bonus shares was recorded in profit-and-loss. Management re-assessed the fair value of this investment at December 31, 2016, and recorded a gain of $137,502 in other comprehensive income. Subsequent to year end, Hydropothecary executed an initial public offering.

Acquisition of Peace

On September 6, 2016, the Company acquired all issued and outstanding shares of Peace Naturals Project Inc., a company headquartered in Stayner, Ontario and incorporated under the laws of Canada. Peace is a licensed producer and seller of medical cannabis from its facility in Ontario. Consideration for the acquisition includes $6,247,543 in cash and $2,590,367 to be paid at a future date. As the Company previously held shares of Peace, the acquisition is considered a step acquisition and resulted in a loss due to fair value re-measurement. The preliminary purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,247,543
Liability	2,590,367
8,837,910
Fair value of previously held interest:
Fair value of interest held immediately before acquisition	3,314,960
Loss due to fair value re-measurement	(346,970)
2,967,990
$11,805,900
Fair value of net assets acquired:
Cash	109,443
Accounts receivable	50,647
Prepaid and deposits	29,000
Loans receivable	16,167
Inventory	1,194,417
Biological assets	865,452
Property and equipment	10,281,935
Other intangible assets	9,595,824
Goodwill	1,400,000
Accounts payable	(2,876,239)
Loans payable	(7,460,836)
Deferred tax liability	(1,400,000)
$11,805,900

Due to the complexities in identifying certain intangible assets, such as licenses and intellectual property, and assigning fair values, the Company has yet to finalize its assessment of the purchase price allocation. The allocation of the consideration paid will be adjusted once a valuation of certain intangible assets has been finalized. Management expects to complete the assessment within the next fiscal year.

Overall Performance

The Company’s efforts have been focused on operating In the Zone, finalizing the purchase of all of the outstanding shares of Peace Naturals Project Inc. and subsequently operating Peace, establishing international distribution channels, and optimizing production.

The renovation of the existing facilities at In the Zone was completed during fiscal 2015, and Health Canada performed an inspection, enabling In the Zone to produce medicinal marijuana in its upgraded facility. In the Zone continued production in 2016. In the Zone obtained a license to sell medicinal marijuana from Health Canada subsequent to year end.

The Company finalized the purchase of all of the remaining outstanding shares of Peace Naturals Project Inc., providing the Company with 100% of the common shares. The cash consideration paid by the Company was $6,247,543 plus an additional amount to be paid at a later date of $2,590,367. Prior to the acquisition, the Company owned 25.1% of Peace (27.3% prior to the exercise of options at the acquisition date). As a result of the acquisition, the Company acquired $10,281,935 in property and equipment. Since Peace was already operating as a licensed producer and seller, the Company reported $554,203 in product sales in its 2016 statement of operations, representing Peace’s sales from the date of acquisition of September 6 to December 31, 2016. The acquisition of Peace and operations of Peace and In the Zone resulted in biological assets of $1,794,740, and inventory of $1,908,486.

During the year ended December 31, 2016, the Company incurred approximately $1,523,213 (2015 - $1,509,460) of capital expenditures, the majority of which related to the production facility and hard servicing costs for its real property in British Columbia, used in the production of medical marijuana.

During the year ended December 31, 2016, the Company repaid substantially all of its debt obligations, consisting of the $200,000 deposit payable owing to the former potential purchaser of In the Zone, the

$950,000 promissory note payable, and the $500,000 mortgage payable secured by the property of In the Zone. Funds for these repayments were provided through private placements.

During the year ended December 31, 2016, the convertible loans payable of $115,000 was converted into 1,150,000 common shares of the Company.

During the year ended December 31, 2016, the Company issued 32,432,425 units in two tranches of a private placement offering. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.245 per share for a period of five years following the closing of the offering. The Company further issued 42,857,140 common shares in three tranches of a private placement offering, at $0.35 per share.

Results of Operations

Select Financial Information

The following table provides a summary of the consolidated results of the Company for the year ended December 31, 2016, and the comparative year ended December 31, 2015:

	Year ended	Year ended	Years ended
Statements of Operations and	December 31,	December 31,	December 31,
Comprehensive Income	2016	2015	2014
Product sales	$554,203	$—	$—
Gain (loss) on revaluation of biological assets	2,178,810	(20,000)	—
Inventory expensed to cost of sales	383,626	—	—
Production costs	356,417	181,190	—
Investment income (loss)	611,654	2,891,511	(665,076)
Expenses	4,362,695	2,475,155	4,153,113
Net Income (loss)	(1,190,071)	386,166	(4,818,189)
Gain on revaluation of other investments, net of taxes	1,584,490	—	—
Total comprehensive income (loss)	394,419	386,166	(4,818,189)
Weighted average number of outstanding shares, basic and diluted	78,248,192	36,411,626	32,236,211
Basic earnings (loss) per share	$(0.02)	$0.01	$(0.15)
Weighted average number of outstanding shares, diluted	78,248,192	43,694,412	32,236,211
Diluted earnings (loss) per share	$(0.02)	$0.01	$(0.15)

The net income decreased from 2015 to 2016 due to costs associated with the acquisition of Peace and a large revaluation gain in 2015 on the reclassification from equity investment to available-for-sale.

Revenues

Peace has a license to produce and sell medicinal marijuana, and therefore, the Company earned $554,203 in revenue from product sales made by Peace from the date of acquisition to December 31, 2016. The Company reported a gain on the revaluation of biological assets of $2,178,810, representing an increase in the fair value of the medicinal marijuana plants of both Peace and In the Zone.

Cost of revenue

The operations of In the Zone and continued operations of Peace caused an increase in production costs of $175,227. Furthermore, the product sales made by Peace resulted in $383,626 of inventory expensed to cost of sales during the year ended December 31, 2016.

Investment income (loss)

During the year ended December 31, 2016, the Company earned $162,951 in income from its equity investment, Whistler, in which the Company owns 21.5%, as Whistler began to generate income from its operations and had a substantial increase in the fair value of its biological assets in the year ended December 31, 2016. During the year ended December 31, 2016, the Company reassessed the recoverability of its loans receivable from Vert and Evergreen, and the investment in the entities. As a result, the impairment loss previously recorded was reversed during the year. During the year, the Company’s investment in Peace was revalued to fair value, resulting in a loss of approximately $1,325,984. As a result of the step acquisition of Peace, the original investment in Peace, previously classified as available-for-sale, was required to be revalued to fair value prior to accounting for the acquisition. As a result, this generated an additional loss of $346,970. The loss is offset by the recognition of gains on the increase in fair value of AbCann Medicinals share warrants of $1,004,574, which are recognized through profit-and-loss.

Expenses

Salaries and benefits have increased during the year, which included an increase in stock-based compensation; 5,483,350 options were issued during the year. Shares were also issued as part of stock-based compensation, with a total fair value of $128,426. Salaries and benefits only relate to the investing segment of the business. Salaries and benefits associated with the operational segment of the business are included in Production costs and General and administration. Production costs have increased during the year, as In the Zone continues to increase production, and for Peace’s ongoing production from the date of acquisition to December 31, 2016. Interest expense during the year includes interest on Peace’s $4,000,000 mortgage, which is guaranteed by the Company. The interest expense in 2015 represents interest on the mortgage that was originally payable to Liz and Barry Sky, former owners of In the Zone, and the interest on the promissory note payable. These loans were settled in 2016.

Other comprehensive income

Other comprehensive income have increased during the year due to the revaluation and the subsequent increase in fair value of investments in AbCann, Hydropothecary, Canopy, and Evergreen. As these investments are accounted for as available-for-sale investments, the gains are recorded in other comprehensive income.

The following table provides a summary of the consolidated financial position of the Company as at December 31, 2016 and as at December 31, 2015:

	As at	As at
Statements of Financial Position	December 31, 2016	December 31, 2015
Total assets	$42,900,596	$14,723,846
Total liabilities	9,222,967	3,021,991
Working capital (deficiency)	320,621	(1,101,906)
Share capital	33,590,324	14,799,821
Accumulated deficit	6,215,569	5,025,498
Accumulated other comprehensive income	$1,584,490	$ Nil

Total assets

Total assets increased from December 31, 2015 to December 31, 2016 primarily due to the acquisition of Peace and the Company’s equity raises. The acquisition of Peace and operations of Peace and In the Zone resulted in biological assets of $1,794,740, and inventory of $1,908,486. Further, the acquisition resulted in the preliminary recognition of other intangible assets, which are expected to include Peace’s Health Canada license to produce and sell medicinal marijuana. Additionally, Peace has been operating in its current facility and is in the process of building another facility, resulting in the addition of $10,281,935 in property, plant, and equipment as a result of the acquisition. From December 31, 2015 to December 31, 2016, the Company also generated $20,799,967 through its private placements, contributing to the increase in cash from $1,127,340 at December 31, 2015 to $3,464,208 at December 31, 2016.

Total liabilities

Total liabilities increased from December 31, 2015 to December 31, 2016 primarily due to the acquisition of Peace. As a result of the acquisition, the Company acquired Peace’s $4,000,000 mortgage payable due in June 2017. In addition, as part of the purchase price, the Company has recorded a purchase price liability of $2,590,367 to be paid to the previous shareholders of Peace once conditions as set in the purchase agreement have been met. Subsequent to year end, 50% of the purchase price liability was paid. Due to the preliminary recognition of other intangible assets as part of the acquisition, this generated a temporary taxable difference, resulting in the recognition of a deferred tax liability of $1,400,000. The Company expects to finalize its purchase price allocation within the next fiscal year. Offsetting the increase, the Company repaid various debt obligations, including the $200,000 deposit payable to a potential purchaser of In the Zone, the $500,000 mortgage payable, and the promissory note payable of $950,000, and settled the convertible loans payable through a conversion to common shares.

Share capital

Share capital increased from December 31, 2015 to December 31, 2016, as a result of the private placements in May and August, resulting in the issuance of 75,289,565 common shares, increasing share capital by $18,096,364. In addition, there were various stock options and warrants exercised during the year, increasing share capital by $145,304 and $595,548 respectively. In addition, through the conversion of the convertible debt, 1,150,000 common shares were issued and share capital increased by $115,000.

Accumulated deficit

Accumulated deficit continues to increase as the Company generated a net loss during the year. There were no dividends declared or paid in the period, and no other transactions with shareholders impacting accumulated deficit.

Accumulated other comprehensive income

This balance includes the fair value increase in the investment in AbCann, Canopy, Evergreen and Hydropothecary based on new information available during the period, which is included in other comprehensive income since the investments are classified as available-for-sale.

Discussion of Operations

In The Zone

During the year, In the Zone continued production of medicinal marijuana. There were minimal improvements to the facility, as most efforts during the year were focused on production, yielding biological assets valued at $196,950 and inventory of $69,058. In addition, the Company completed a transaction to acquire approximately 17 acres of land adjacent to the existing In the Zone property. The newly acquired property includes an artesian well that will provide a source of free water for the commercial production operations. The transaction closed on October 24, 2016 for a total consideration of $623,177 and the Company is currently in the process of amalgamating the two properties under the existing In the Zone address and updating the license for a total of approximately 31 acres of land under license. Subsequent to year end, the Company obtained a license to sell medicinal marijuana from Health Canada.

Peace Naturals Project Inc.

The share purchase agreement between the Company and Peace closed on September 6, 2016, and the Company acquired all issued and outstanding shares of Peace. As a result, the investment was revalued using fair value as of the date of acquisition, and resulted in a gain recognized on the fair value adjustment of the investment. Subsequently, Peace is accounted for on a consolidated basis. From the date of acquisition to December 31, 2016, Peace continued to produce and sell medicinal marijuana, and generated product sales of $554,203 from the date of acquisition to December 31, 2016.

Immediately after the acquisition of Peace, the Company completed critical upgrades to the electrical power system on the Peace property. The power upgrade will enable sufficient electricity to supply not only the existing production facilities and two new buildings currently under construction, but will also supply enough power for an additional 3 production facilities currently in the planning phase. Prior to the power upgrade, Peace had a limited supply of electricity which resulted in a rate limiting factor in ramping up production output. Peace’s current license size of 2,500 kg per year will be consumed by the anticipated output from the existing production facility and the two newly constructed facilities coming on line by early 2017. Peace will be required to amend the size of its license upon further planned expansion.

Subsequent to the Peace acquisition, the Company has also been focused on patient acquisition and commencing outreach programs with educational and access centers, hosting community based patient supply groups, and onboarding new clients at an accelerated rate. Peace has registered over 4,100 patients since being granted its license.

During the year ended December 31, 2016, Peace shipped its first export of premium medicinal marijuana to Germany under a license and supply agreement with Pedanios GmbH. This export marks an important milestone in the Company’s strategic global expansion. Subsequent to year end, the Company executed an exclusive supply agreement with Pedanios GmbH with an initial term of 3 years.

On December 5, 2016, the Company announced that it is entering into a joint venture with Indigenous Roots, led by Phil Fontaine, the former National Chief of the Assembly of First Nations. Indigenous Roots will be a medicinal cannabis company that will work cooperatively with Canadian First Nations towards building and operating licensed facilities and providing medical cannabis to First Nations patients. The flagship Indigenous Roots facility is expected to be built on land owned by In the Zone Product in British Columbia with the Company’s joint venture partners providing the funding.

Summary of Quarterly Results

	Q4	Q3
	Three month	Three month	Q2	Q1
	period ended	period ended	Three month	Three month
	December 31,	September 30,	period ended	period ended
	2016	2016	June 30, 2016	March 31, 2016
Net income (loss)	$1,370,165	$(227,607)	$(1,842,499)	$(490,130)
Total comprehensive income (loss)	$2,736,740	$(9,692)	$(1,842,499)	$(490,130)
Basic earnings (loss) per share	$0.01	$(0.00)	$(0.04)	$(0.01)
Diluted earnings (loss) per share	$0.01	$(0.00)	$(0.04)	$(0.01)

	Q4	Q3
	Three month	Three month	Q2	Q1
	period ended	period ended	Three month	Three month
	December 31,	September 30,	period ended	period ended
	2015	2015	June 30, 2015	March 31, 2015
Net income (loss)	$2,193,844	$(493,334)	$(556,799)	$(757,545)
Basic earnings (loss) per share	$0.06	$(0.01)	$(0.02)	$(0.02)
Diluted earnings (loss) per share	$0.05	$(0.01)	$(0.02)	$(0.02)

Through quarters one through three of fiscal 2015, the net loss and basic and diluted loss per share remained relatively consistent. There were significant changes in Q4, specifically related to the reclassification of Peace from equity-accounted to available-for-sale, which resulted in a gain of $4,590,321. Further, there was various impairment losses recognized in Q4, $1,448,292 on Evergreen and Vert. Diluted earnings per share in Q4 was calculated using a weighted average number of shares of 43,694,412. In quarters one through three of 2015, the weighted average number of shares for basic and diluted loss per share remained consistent, because the Company was in a net loss position, and therefore all instruments were anti-dilutive. In Q4, the Company was in a net income position, and as a result, there were dilutive instruments included in the calculation.

In Q1 2016, the net loss returned to the consistent position as the three first quarters of 2015, as there were no significant changes in the quarter. In Q2 2016, the loss increased due to the revaluation of Peace, resulting in a $1,325,984 loss recognized. In Q3, the Company was in a loss position, but the loss is significantly less than in previous quarters due to the reversal of impairment losses of $725,150, the gain on revaluation of biological assets of $392,405, and product sales of $123,647 generated through the acquisition of Peace. In Q4 2016, the quarterly income was due to the product sale of $430,556 generated during the quarter as well as the large gain on revaluation of biological assets.

Liquidity

The Company may seek to raise additional funds so that it may fund its expansion of operations, which represent the Company’s working capital requirements, and fund new investment opportunities. The amount and timing of raising additional funds will depend on variables such as, the state of the capital markets, investor interest in medical cannabis companies, and investment opportunities available.

During the year ended December 31, 2016, the Company raised $20,799,967 in cash through its private placements.

Based on the current investee group, the Company estimates that its annual expenses are expected to be approximately $8.2 million (or $680,000 per month), the major components of which include production costs ($2,500,000 per year or $208,000 per month), payroll ($3,725,000 per year or $310,000 per month), professional fees (approximately $1,000,000 per year or $83,000 per month), and general and administrative costs ($1,000,000 per year or $83,000 per month).

The Company has committed to make an equity investment of $900,000 subject to Investees obtaining licenses to produce and distribute medical marijuana provided it is able to raise capital to support those investments.

The Company divested of its equity interest in Vert/Green Medical Inc. in 2016. As a result of the transaction, the Company acquired through its wholly-owned subsidiary Hortican Inc., 36,872 shares of Canopy Growth Corporation.

The Company must continue to ramp up operations in Peace and In the Zone to generate positive cash from operations, and raise additional debt and/or equity financing or divest non-core investment assets to fund operations and investment opportunities.

Capital Resources

The Company manages its capital with the objective of maximizing shareholder value and ensuring that it has appropriate resources to foster the growth and development of the business.

Prior to purchasing 100% of In the Zone in November 2014, the Company’s primary uses for capital were to make investments in companies that had or were seeking to obtain an ACMPR license from Health Canada. From that date through Q2 2016, the primary use of funds has been to renovate and enhance the production capability of In the Zone.

During Q2 2015 and Q3 2015, the Company received $450,000 of deposits from a potential purchaser of ITZ. The transaction was terminated during Q3 2015. During Q2 2016, the Company repaid the former potential purchaser $200,000 plus $65,000 in reimbursement of costs, settling the liability. During Q2 2015 the Company obtained a one year $750,000 bridge loan which was to be repaid at the earlier of the closing of the In the Zone transaction, completion of $750,000 or greater financing, or June 26, 2016. Based on the term of the agreement, the promissory note became payable on demand during the fourth quarter of 2015, due to the issuance of new shares; the Company completed a non-brokered private share offering resulting in the issuance of an additional 7,892,454 units, each unit comprising of one common share and one share purchase warrant, and raised an aggregate funds of approximately $2.25 million. As of June 30, 2016, the promissory note payable plus accrued interest was repaid in full.

In May 2016, the Company issued 32,432,425 units in two tranches of a private placement offering. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.245 per share for a period of five years following the closing of the offering.

As of the date of this MD&A, the Company’s authorized share capital is an unlimited number of common shares of which 132,698,9241 are issued and outstanding. The Company also has 9,117,474 stock options2, and 42,976,116 warrants outstanding3.

As of December 31, 2016, the Company had committed to an additional equity investment of $900,000 in Evergreen conditional upon Evergreen reaching certain milestones in the Health Canada licensing process. Subsequent to the year end, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500,000, for a total additional investment of $600,000. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

The Company has invested an additional $1,075,800 in WMMC subsequent to year-end in order to maintain its 21.5% equity position. Further, the Company has guaranteed a $4,000,000 loan made by a lender to Peace. The Company does not anticipate any payment to be required, thus, no amount has been accrued at December 31, 2016.

1 Subsequent to December 31, 2016, the Company issued 359,120 shares upon the exercise of stock options, and issued 2,909,056 shares upon the exercise of warrants. The Company further issued an additional 7,705,000 shares in a bought deal. As a result of the agreement with ITZ’s founders as described in Note 16(a)(i) of the consolidated financial statements for the year ended December 31, 2015, 426,780 shares were effectively repurchased for cancellation during Q3 2015. An aggregate of 298,746 of the shares are held in escrow as of the date of this MD&A and will be cancelled immediately upon release from escrow.

2 Subsequent to December 31, 2016, 32,009 options were exercised at an exercise price of $0.70, 296,695 options at an exercise price of $1.15, and 30,416 options at an exercise price of $1.23. 3,299,000 options were granted at an exercise price of $3.14.

3 Subsequent to December 31, 2016, 375,565 warrants were exercised at an exercise price of $0.70. 1,491,228 warrants were exercised at an exercise price of $0.31, and 1,042,263 warrants were exercised at an exercise price of $0.08.

Transactions between Related Parties

The Company paid $264,029 (2015 - $238,614 expense) in salaries and benefits owing to key management during the year. In addition, there was $171,097 in professional fees accrued during 2016 (2015 - $68,985). In addition, 2,741,425 options were granted to members of management of the Company. The share-based compensation was valued at $207,816. Shares were also granted to members of management of the Company, in lieu of compensation. These shares had a fair value of $128,426. Key management is compensated for providing planning, directing and controlling activities to the Company.

On August 5, 2016, 250,000 options were issued to directors of the Company. These options had an exercise price of $0.50, and a fair value of approximately $6,100. In October 2016, 1,366,000 options were issued to directors of the Company. These options had an exercise price of $1.23 and a fair market value of approximately $43,000.

Additional Disclosure for Venture Issuers without Significant Revenue

Administrative Expenses

Statements of Operations and	Year ended	Year ended
Comprehensive Income	December 31, 2016	December 31, 2015
Salary and benefits	$1,132,870	$335,783
Advertising and promotion	119,549	Nil
Consulting fees	419,458	17,708
Professional fees	1,507,474	1,008,126
Office expenses	465,015	325,170
Interest expense	238,275	610,744
Travel	90,888	80,894
Other	389,166	96,730
	$4,362,695	$2,745,155

The year over year increase in salary and benefits in the amount of $797,087 is mainly due to the stock-based compensation provided during 2016. During the year, 5,483,350 options were issued at an exercise price of $0.285 – $1.84, resulting in share-based compensation expense of $178,391. In addition, $128,426 of compensation in shares was provided to key management. Due to the acquisition of Peace, the Company incurred approximately $545,000 in additional payroll.

The year over year increase in professional fees and consulting fees in the amount $ 901,098 is due to legal fees on the acquisition of Peace during the year.

The year over year increase in advertising and promotion in the amount of $119,549 is due to management’s decision to incur such costs to increase sales in Peace.

The interest expense in 2015 relates to the mortgage payable for In the Zone and the promissory note payable. These loans were settled in early 2016, causing the decrease. The interest expense in 2016 relates primarily to the $4,000,000 mortgage payable for Peace, which was acquired by the Company at fair value when the acquisition took place.

The year over year increase in other expenses in the amount $ 292,436 is primarily related to increased depreciation expense of $269,425 due to the depreciation of additional property, plant, and equipment on the acquisition of Peace and on the completion of the production facility by In the Zone, for which only partial-year depreciation was taken in 2015.

New Accounting Pronouncements

The International Accounting Standards Board has not issued any new standards, amendments to standards, or interpretations that impact the Company during the year ended December 31, 2016. The Company’s evaluations of previously issued new standards, amendments to standards, and interpretations are consistent with those disclosed in note 3 of the Company’s consolidated financial statements. New accounting pronouncements not yet mandatorily effective have not been applied in preparing these consolidated financial statements.

Estimates and critical judgments by management

The preparation of these consolidated financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the current year. These estimates are reviewed periodically and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

In calculating the value of the warrants and options, management is required to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

Useful lives of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

Biological assets and inventory

Biological assets, consisting of cannabis plants and agricultural produce consisting of cannabis, are measured at fair value less cost to sell up to the point of harvest. Determination of the fair values of the biological assets and the agricultural produce requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, risk and expected future yields for the cannabis plant.

Inventory of finished goods is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Inventory is subsequently measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated variable costs to sell.

Impairment of cash-generating units and goodwill

The impairment test for cash-generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

Impairment of long-lived assets

The impairment test for long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of the asset or CGU is determined based on the higher of its fair value less cost to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Fair value of financial assets available for sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed. The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach described below involves uncertainties and management judgments, and any value estimated from these techniques may not be realized or realizable.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Risks and Uncertainties

Any investment in the securities of the Company is speculative, due to the nature of its business and its general stage of development. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward looking statements relating to the Company. In addition to the usual risks associated with investment in a business, investors should carefully consider the following risk factors as well as the risk factors set out in the amended and restated annual information form of the Company dated February 10, 2017:

Strategic Risks

(a)         Management of Growth

Any expansion of the Company’s business may place a significant strain on its financial, operational and managerial resources. There can be no assurance that the Company will be able to implement and subsequently improve its operations and financial systems successfully and in a timely manner in order to manage any growth it experiences. There can be no assurances that the Company will be able to manage growth successfully. Any inability of the Company to manage growth successfully could have a material adverse effect on the Company’s business, financial condition and operational results.

The Company Investees are all currently in early development stages. The Company’s growth strategy contemplates outfitting Investee facilities with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors.

(b)         Competition

There is potential that the Company and the Company Investees will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Investees or the Company.

Industry Risks

(c)          Risks Inherent in an Agricultural Business

The business of the Company Investees involves the growing of medical cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural industry.

(d)         Political Risks

A change in government could result in meaningful changes to the regulatory regime under which the Company operates, which could negatively impact its operations. The Government of Canada has introduced Bill C-45, the Cannabis Act, providing for the legalization of recreational cannabis. There is no assurance that the legalization of recreation cannabis in Canada, whether via the Cannabis Act or by any other means, will occur as anticipated or at all.

(e)          Vulnerability to Rising Energy Costs

The Company Investees’ medical cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs.

(f)           Transportation Disruptions and Costs

Due to the perishable and premium nature of the Company Investee products, fast and efficient courier services will be necessary to distribute product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company Investees.

(g)          Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company Investees face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury.

(h)         Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure with adverse impact on the Company Investees and the Company.

(i)             Unfavourable Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company Investees’ products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Operational Risks

(j)            Limited Operating History

The Company began carrying on business in 2013 and the Investees are also newly operational. They are therefore subject to many of the risks common to early-stage enterprises.

(k)         Reliance on Key Inputs

The Company Investees’ businesses are dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, access to skilled labour, equipment, parts, and components, as well as electricity, water and other local utilities.

(l)             Compliance with Regulations of ACMPR and Health Canada

The activities of the Company Investees are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon Investee compliance with stringent regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. Under the ACMPR, any entity applying for a license from Health Canada would need to be an indoor facility equipped with physical barriers which prevent unauthorized entry in to the facility and further physical barriers to all growing areas are required. The cost of security measures will be considerable and the readiness of each facility will factor into any the Company investment decision. Failure to comply with the requirements of the license or any failure to maintain this license could have a material adverse impact on the business, financial condition and operating results of the Company. The framework of the Canadian recreational cannabis market will be significantly influenced by provincial legislation governing, among other things, cannabis distribution and sale. Such legislation, if enacted, could result in different provincial regulatory and market environments, compliance costs and competitive factors.

(m)     Environmental and Employee Health and Safety Regulations

The Company Investees’ operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.

(n)         Reliance on Management

Both the success of the Company and the success of the Company Investees are dependent upon the ability, expertise, judgment, discretion and good faith of their respective senior management. Certain of the directors and officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

(o)         Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Financial Risks

(p)         No History of Profits

There is no assurance that the Company will earn profits in the future, or that profitability will be sustained. The success of the Company ultimately depends upon its ability to generate significant revenues to finance operations and its ability to secure additional funding. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities.

(q)         Future Capital Requirements

The Company may require additional financing in order to grow and expand its operations. Additional financing could include the incurrence of debt and the issuance of additional equity securities, which could result in substantial dilution to existing shareholders. It is possible that required future financing will not be available, or if available, will not be available on favourable terms. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities or otherwise respond to competitive pressures and remain in business. There can be no assurances that the Company will be able to raise additional capital if its capital resources are exhausted.

(r)            Market Risks

The market price of the Company’s shares may be subject to wide fluctuations in response to various factors. There can be no assurance that an active and liquid market for the Company’s shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company.

(s)           Dividends

The Company has no dividend record to date, and does not anticipate paying any dividends on the common shares in the foreseeable future.